UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Linn Energy, LLC

(Name of Issuer)

Units Representing Limited Liability Company Interests

(Title of Class of Securities)

536020 10 0

(CUSIP Number)

James V. Baird

777 Walker Street, Suite 2530

Houston, Texas 77002

(713) 225-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Partners II, LP 76-0692183

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,059,272 units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,059,272 units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,059,272 units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Management II, LP 76-0691789

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,059,272 units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,059,272 units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,059,272 units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 536020 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quantum Energy Management II, LLC 76-0691787

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,059,272 units

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,059,272 units

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,059,272 units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) OO – limited liability company

THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON JANUARY 30, 2006, AS AMENDED BY AMENDMENT NO. 1 AND AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON FEBRUARY 17, 2006 AND SEPTEMBER 10, 2007, RESPECTIVELY. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS: THE PORTIONS OF ITEM 5 LISTED BELOW ARE AMENDED AND RESTATED AS FOLLOWS:

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)           (1)  QEP is the record and beneficial owner of 5,059,272 Units, which, based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 113,557,153 Units outstanding as of November 1, 2007, constitutes 4.5% of the outstanding Units.

                          (2)  QEM-LP, as the sole general partner of QEP, may, pursuant to Rule 13d-3, be deemed to beneficially own 5,059,272 Units, which, based on calculations made in accordance with Rule 13d-3 and there being 113,557,153 Units outstanding as of November 1, 2007, constitutes 4.5% of the outstanding Units.

                          (3)  QEM-LLC, as the sole general partner of QEM-LP, may, pursuant to Rule 13d-3, be deemed to beneficially own 5,059,272 Units, which, based on calculations made in accordance with Rule 13d-3 and there being 113,557,153 Units outstanding as of November 1, 2007, constitutes 4.5% of the outstanding Units.

(c)            During the past sixty days, the Reporting Persons effected the sale of 417,195 Units.  Such sales were executed in broker’s transactions on the NASDAQ Global Market on the dates and in the amounts set forth below:

Date	Number of Units Sold	Average Price Per Unit
October 23, 2007	51,072	$29.940
October 24, 2007	85,583	$29.797
October 25, 2007	25,000	$29.980
October 26, 2007	97,799	$29.876
October 29, 2007	78,370	$29.930
October 30, 2007	38,212	$29.981
November 1, 2007	41,159	$29.005
November 30, 2007	48,118	$26.80

(d)           The Reporting Persons and certain of the Listed Persons, through their direct or indirect interests in the Reporting Persons, have the right to receive distributions from, and the proceeds from the sale of, the respective Units reported by the Reporting Persons on the cover pages of this Schedule 13D and in this Item 5.  No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Persons.

(e)            As of November 1, 2007, as a result of actions taken by the Issuer, the Reporting Persons are no longer the beneficial owners of 5.0% or more of any equity security of the Issuer.  Accordingly, this Amendment is the final amendment to Schedule 13D and is an exit filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Quantum Energy Partners II, LP

December 3, 2007
Date

Quantum Energy Management II, LP, its general partner Quantum Energy Management II, LLC, its general partner /s/ James V. Baird
Signature
James V. Baird, Vice President
Name/Title

Quantum Energy Management II, LP

December 3, 2007
Date
Quantum Energy Management II, LLC, its general partner /s/ James V. Baird
Signature
James V. Baird, Vice President
Name/Title

Quantum Energy Management II, LLC

December 3, 2007
Date
/s/ James V. Baird
Signature
James V. Baird, Vice President
Name/Title